Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

TransAlta Corporation 110 – 12th Avenue SW Calgary, Alberta T2P 2M1

Item 2.	Date of Material Change

July 27, 2011

Item 3.	News Release

A press release was disseminated on July 27, 2011 via Marketwire.

Item 4.	Summary of Material Change

TransAlta Corporation (TransAlta) announced on July 27, 2011 Stephen G. Snyder’s retirement as President and Chief Executive Officer (CEO) effective January 1, 2012. Dawn Farrell, Chief Operating Officer (COO), will succeed Mr. Snyder as President and Chief Executive Officer on January 2, 2012.

Item 5.	Full Description of Material Change

TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today announced that President and Chief Executive Officer Steve Snyder will retire, effective January 1, 2012. Dawn Farrell, TransAlta’s Chief Operating Officer, will succeed Mr. Snyder as President and CEO on January 2, 2012.

Mr. Snyder has served as President and CEO of TransAlta since joining the company in 1996. Under his leadership the company has significantly increased its generation capacity, built a highly successful Energy Trading business, delivered top quartile industry operating performance, and consistently had one of the strongest P/E ratios among its peers. It has also consistently been named to the Jantzi list of Canada’s 50 most responsible corporations and has been the only Canadian company in the utilities sector to make the Dow Jones Sustainability Index. In 2010, Mr. Snyder was named Canadian Energy Person of the Year by the Energy Council of Canada.

TransAlta’s incoming President and CEO, Dawn Farrell has over 25 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. As part of her 25-year career in the industry, she has served as Executive Vice-President, Corporate Development; Executive-Vice President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

In her current role as Chief Operating Officer, Dawn Farrell leads the TransAlta Operations group which includes Energy Trading, plant operations, engineering,

technology, commercial operations, business development, information technology and procurement activities. Prior to becoming COO, Ms. Farrell served as Executive Vice President, Commercial Operations and Development at TransAlta from 2007 to 2009.

From 2003 to 2006, Ms. Farrell served as Executive Vice-President, Generation at BC Hydro. In June 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Ms. Farrell sits on the Calgary Stampede’s Board of Directors and is a Director of the Mount Royal College Board of Governors. Past Boards include Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation, Mercury Electric and Vision Quest Windelectric. She also chairs the Board for TransAlta Cogeneration which jointly owns assets across Canada with Cheung Kong Infrastructure Holdings Limited (CKI).

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Maryse St.-Laurent

Vice-President and Corporate Secretary

Telephone: (403) 267-7110

Item 9.	Date of Report
July 27, 2011